EXHIBIT 13.1

Invest Now • CV1/M CV1/MX CV1 CV1/X MH1 MH1/X Invest FAQ Other • Investment Inquries Phone: 805 - 702 - 7840 Email: invest @ modvans.com Book a Modvans Investor Call Start Investing ModVans is "testin g the waters" for its upcoming RegA+ offering. Investment reservations are non - binding and can be canceled anytime. A limited number of "ModVans fans" investors will be able to invest at a pre - money valuation of $85 million and a $0.40 per share price (after an 85 for 1 stock split for current investors). When our legal work is done, you'll be asked if you'd like to complete your investment. Invesment requests will be proccessed in the order in which they are received. Camper vans of the future: $12M+ revenue with 130+ vehicles delivered Creating Adventures Every Day We love the outdoors. We are always thinking about the next campground, the next trail, the next summit, the next beautiful mountain lake. We're building camper vans with modern, high - tech designs to help America get outdoors to have fun and experience the beauty of nature. Unlike bulky RVs, our vans are a pleasure to drive, make adventuring easy, and are ideal for getting off the grid. We have found thousands of others who feel the same way and are eager to become ModVans owners and investors. We need your help to grow faster and meet this unslakable demand!

THE SUPERHERO OF CAMPER VANS! Owning a ModVans multipurpose vehicle is a smart alternative to buying three separate vehicles for family, work, and play. ModVans is the superhero of camper vans, hauling kids to and from soccer practice by day and road - tripping by night. It’s a cargo van for work during the week and living space for play on weekends; it’s an adventure van that doubles as a daily driver. Off the Grid Capabilities ModVans innovations let you go totally off - grid . Our massive, 26 kwh battery gives you weeks of battery power and can run A/Cs and heaters for multiple days . 300 - 510 watts of solar power extend battery runtimes . Options like All Wheel Drive, built - in dual compressors, off - road tires and off - road lights let you get further from civilization and closer to nature . POSITIVE SOCIAL IMPACT US Based Workforce

Positive Social Impact
Let's make America a better place, save the planet, and win!

Good jobs at ModVans are available to people from all walks of life. ModVans has a commitment to good benefits and good pay for all its employees. All our employees are US-based and we have few or no part-time employees or contractors. All full-time employees get full benefits that include:

- Paid health care (we pay 100% of a silver policy)
- Paid time off (12 days/year + 7 holidays + 5 days holiday "bonus")
- Lowest starting pay is $18/hr
- All employees can quickly earn raises

We have relocated our manufacturing operations to a new facility in Camarillo. One of the key reasons for the move was to enhance the quality of life for our employees. Many of our team members expressed a desire to own their own homes, and we believe that Camarillo provides more affordable housing options compared to our previous locations. In addition, by relocating, we are able to offer competitive wages that allow us to remain competitive in the market.

Saving the Planet

Our current vehicles have internal combustion engines (ICE) and emit greenhouse gases. At this time, ICE chassis are the only ones available that meet reasonable consumer price and range requirements. The typical alternatives, Class C RVs, larger Class B RVs and towing a trailer behind a large ICE-powered SUV or truck are all much worse for the environment. They typically require a separate dedicated camping vehicle, consume much more fuel, and emit a lot more greenhouse gases.

We understand and agree that steady progress is not enough. Our upcoming E-CV1 model will be all electric. We intend to be ready for production as soon as the underlying chassis are, and, based on the progress of EV chassis manufacturers, we are confident this will happen in the very near future.

MODVANS NEEDS YOU!

Market response has been so phenomenal that production cannot meet demand. We want to meet that demand head-on! Rather than make people wait as we bootstrap our way to expansion, we launched this crowdfunding campaign so we can scale production and R&D more rapidly.

So far, we've raise over $4m from 3,900 investors. We've used the funding to scale production from 2 vehicles/month to 6 vehicles/month, move to a new 22,500 sq. ft. shop and engage in some massive R&D projects:

- 6 vehicle models in production with customer deliveries
- /X Series in production (CV1/X delivered with CV1/MX and MH1/X on the way) with extreme capacity battery and high-tech app-based control systems
- Initial design and engineering for our E-CV1 fully electric model

In 2023, our goal is to raise millions more to build a larger factory to accommodate increased production and to complete R&D on our fully electric E-CV1 model!

Join ModVans and our 3,900 investors on our exciting ride!

Start Investing

ModVans Executive Summary

ModVans designs and manufactures high-tech, multipurpose vehicles with camping features and sells direct to consumers via our website, **www.modvans.com**.

Over the last 4 years, ModVans has successfully delivered over 100 vehicles to happy customers all over the US. We have grown production and revenue every year, have over $12m in lifetime revenue, with $4.6m in GAAP revenue in 2022.

We currently offer 6 vehicle models in 3 different sizes.

After only 5 years, ModVans **leads the RV industry** in Class B **innovation and technology**. ModVans vehicles have unique designs that offer innovative features such as:

- The only RVIA certified RV that is full-featured and **fully modular (all components removable) and reconfigurable**
- Up to **7 safe, comfortable seats with child seat attachments** - a fun and stylish replacement for family SUVs!
- Innovative **popup semi-dry bathroom/shower**
- Largest **pair of beds**: true Queen and Full-XL in the MH1
- **Largest popup top** beds: enables more space and Full-XL bed in the MH1

ModVans is delivering vehicles featuring industry-leading technology such as:

- **Largest available battery** in an RVIA certified, production RV: at 26kwh, it's the size of 2 Tesla PowerWalls!
- High efficiency DC powered heating and cooling is 20-50% more efficient than standard systems!
- An RV control system designed from the ground up with custom circuit boards, firmware, and servers that allow our cloud service and our iPhone and Android app to monitor and control batteries, charging, heating, cooling, water system, entertainment system, and more from anywhere in the world! The ModVans app can be installed on any iOS or Android device, and all circuit boards can be upgraded over-the-air.
- Class-leading solar charging capability: we currently offer **up to 1,000 watts!**
- Ready for Remote Work with **5G cell booster antenna available now** and SpaceX Starlink support coming soon!

ModVans vehicles compete in **the $6.5B Camper Van market and the $1T SUV market.**

ModVans has proven demand with over $1B worth of orders initiated on our website and many other strong demand indicators.

ModVans has a substantial "economic moat" with a long list of competitive advantages: innovative features that required substantial effort, talent, time, and money to develop; a **growing patent portfolio**; and a significantly lower cost of sales by selling direct to consumers via our website.

ModVans has a track record that demonstrates its ability to design and manufacture desirable vehicles and features, deliver them to paying customers quickly and effectively, and provide service and support to customers all over the US. Check out **our Facebook group** to see what our real-world customers are saying!

ModVans has exciting plans to build a much larger factory to help us meet demand and quickly grow revenue. **Register for ModVans 2023 Investor Day Presentation**.

ModVans has exciting plans for a fully electric RV model that utilizes an EV chassis: **Request ModVans EV Info.**

ModVans has a detailed formal business plan that includes the following information and more:

- Product information on our current line of 6 RVs
- Plans and progress information for our upcoming EV models
- Plans for new factories and production capacity
- Sales and market analysis
- Marketing plans
- Demand verification
- Detailed competitive analysis

Request 30 Page Business Plan.

Email us at invest@modvans.com; meet us in person at our factory in Camarillo, CA; come see our exhibit at **Outdoor Adventure X** and **Overland Expo** and **CampNation Expo** and **Adventure Van Expo**; or join our **2023 Investor Day Presentation**.

RETURN ON INVESTMENT PLANS

Investors in this campaign are purchasing ModVans' stock. For stockholders to see a significant return, ModVans must increase the value of investors' stock and **achieve an exit**. ModVans is a private company, so the value of its stock is difficult to ascertain. However, we have publicly sold stock to investors and those sales can be used as data points to evaluate our performance:

2020	2021	2022	2023

$65/share $150M valuation $31/share $75M valuation $11/share $25.3M valuation $5.95/share $12.5M valuation Because ModVans is a private company, its stock is not easy to trade. Investors require an “exit” to get a return on their investment. ModVans envisions these possible exit events: ModVans grows the company until an Initial Public Offering (IPO) and stock exchange listing is the best exit option for our investors. An entity such as a large company or investment fund purchases ModVans at a price that meets the requirements of the majority of its stockholders. ModVans lists its stock for sale with an exchange or one of the upcoming online secondary markets. ModVans believes there is a very large market opportunity and we have the talent and timing to take advantage of it. Our plan is to grow the company and its value until IPO. Invest in ModVans Today! ModVans plans to build a factory capable of producing 100 vehicles/month. The econom y is likely to recover within the next year , so we are ready to start building now! If you’ve been through recessions before, you know that it is impossible to predict when stocks will recover, but what you can be almost sure of is that the economy will recover and the US will be bigger and better than before! ModVans is looking ahead to record production and revenue plus new and exciting R&D projects. Every economy has its ups and downs. With a solid, revenue - generating business and some incredible R&D success, ModVans is positioned perfectly to double down while others may be shrinking, so get on board as we prepare to enter warp speed when the economy comes roaring back! In times past, only corporations, banks, and the wealthy could invest in startups like ModVans. Under the direction of Presidents Obama and Trump, the SEC created a new regulation called Re g ulation Crowdfunding that allows everyone to invest in their favorite startups. Over 3,900 family members, friends, and fans just like you share our vision and have invested in ModVans to help us increase production and make big progress on exciting R&D projects! Take this thrilling ride with us and invest in ModVans today! Start Investing Home | CV1 | CV1/X | CV1/M | MH1 | Invest | FAQ | Contact ©2021 All Rights Reserved Forward looking projections cannot be guaranteed.